Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces sale of common shares of Keon Capital Inc.

Vancouver, September 8, 2021 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announced that on September 7, 2021 the company entered into agreements with two private purchasers providing for the sale of an aggregate of 515,365 common shares (the “Sale Shares”) held by Fortuna in Keon Capital Inc. (formerly Prospero Silver Corp.) (“Keon”), at a purchase price of C$0.10 per common share, for aggregate proceeds of C$51,536.50.

The Sale Shares represent approximately 26.9% of the issued and outstanding common shares of Keon as of September 7, 2021. Upon completion of the transactions contemplated in the sale agreements, Fortuna disposed of all its common shares in Keon and does not hold any common shares or securities in Keon. Fortuna disposed of the Sale Shares for investment purposes and currently has no plan or proposal which relates to or would result in acquiring ownership or control over securities of Keon.

A copy of the early warning report required to be filed by Fortuna with respect to the foregoing matters will be filed and made available under Keon’s profile on SEDAR. A copy of the early warning report may also be obtained by contacting Fortuna’s Corporate Secretary at +1.604.484.4085.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com